Hodges Engineering Incorporated
                       3131 East 29th Street, Suite D 300
                                 Bryan, TX 77802
                      Tel (979) 774-1112 Fax (979) 774-1115

                                        February 22, 2005

Dr. Amiel David
President and Chief Operating Officer
Dune Energy, Inc.
3050 Post Oak Blvd, Suite 695
Houston, TX  77056

                                         Re:   Reserves and Future Net Revenue
                                               Dune Energy, Inc.
                                               As of December 31, 2004
                                               SEC Case

Dear Dr. David:

Pursuant to your request, we have estimated the future recoverable oil and gas reserves and projected the future revenue associated with the interest owned by Dune Energy, Inc. and its share of interest ownership attributable to Vaquero Partners, L.L.C. in certain oil and gas properties in Texas.

The results as of December 31, 2004 are as follows:

                                               Proved Developed      Proved
                                               Producing             Undeveloped
Estimated Future Net Oil, Bbl                        2,512                1,307
Estimated Future Net Gas, Mcf                      965,361            4,569,140

Total Future Gross Revenue, M$                       6,353               80,680
Operating Expenses, M$                               1,029                5,050
Direct Taxes, M$                                       632                6,533
Other Capital Expenditures, M$                           0               12,190
Estimated Future net Revenue, M$ (FNR)               4,692               56,907
Discounted FNR at 10%, M$                            3,011               34,179

*Numbers may not add up due to rounding error.

Proved Reserves are estimated in accordance with the guidelines of the Securities and Exchange Commission.

This report includes Dune Energy, Inc., direct interest in the Los Mogotes and Pearsall Fields and its 85% share in the Vaquero Partners, L.L.C. interest in the Welder Ranch leases (Victoria County, TX).

Product prices and operating costs used in this report to estimate the future net revenue were provided by Dune Energy, Inc. and represent prices received for oil and gas at year end, 2004. Prices and operating costs were held constant for the remaining life of the reserves.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues there from and the costs related thereto could be more or less than the estimated amounts. Government regulations, prices received and costs incurred may change the reserves volumes from those shown. Reserves estimates were based on decline curve analysis for the Proved Developed Producing properties, and on volumetric calculations and/or analogy for the Proved Undeveloped. Reserves estimates from volumetric calculations and analogy are often less reliable than reserves based on well performance obtained over a period during which a substantial portion of the reserves were produced. No consideration was given to any gas imbalance, if exists.

In conducting this evaluation we relied upon production histories, lease ownership, pricing, cost data, heat (BTU) content and other engineering and geological information supplied by Dune Energy, Inc. Independent verification of these items was not considered as part of this study.

This report does not include: Federal Income Tax, depreciation, depletion and amortization, general and administrative costs and costs in excess of revenue for uneconomical wells. We have not conducted field inspection of the wells, nor audited the information supplied by the company.

Hodges Engineering Incorporated does not have interest in any of the fields which were evaluated. Hodges Engineering Incorporated does not own equity in Dune Energy, Inc., or affiliates. Hodges Engineering Incorporated was not employed on a contingency basis.

Respectfully,


/s/ James R. Hodges

James R. Hodges
Texas Licensed Professional Engineer No. 39148
Hodges Engineering, Incorporated